UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of June, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated June 11, 2008	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reaches Agreement on Uranium Deal
Saskatoon, Saskatchewan, Canada, June 11, 2008 . . . . . . . . . . . . . . . . . . . .
Cameco Corporation announced today that the company and its partners have reached an agreement with Joint Stock Company Techsnabexport (Tenex) on the pricing structure for the remaining term of the commercial agreement to purchase uranium derived from dismantled Russian nuclear weapons. The agreement requires formal documentation as well as approval by the Russian and US governments and by Cameco’s board of directors.
Cameco currently purchases about 7 million pounds of uranium annually from Tenex under a commercial agreement, which ends in 2013. Cameco sells uranium purchased from Tenex to utility customers around the world to generate electricity. The purchase price that Cameco pays for the uranium was agreed to in 2001, when uranium prices were much lower than they are today. Last year, Tenex asked the parties to consider a new pricing structure.
“The discussions between Tenex, Cameco and our western partners have resulted in a fair and reasonable solution that enables all parties to share in the benefits of increased uranium prices that were not envisioned when the initial agreements were signed,” said Jerry Grandey, Cameco’s president and CEO.
The existing volumes available to Cameco under the commercial agreement remain the same and the new pricing structure makes no changes in the years 2008 to 2010. However, during 2011 to 2013, approximately 7 million, of about 23 million pounds available to Cameco, would have higher purchase prices. Using a $60 (US) per pound uranium spot price, the average increase during 2011 to 2013 on these 7 million pounds would be about $18 (US) per pound assuming a customary inflationary adjustment factor.
“This agreement is additional evidence of our solid, long-term relationship with Tenex,” Grandey added. “We have built on the commitment and good faith all parties have shown in dealing with the price issue, and we anticipate this major disarmament initiative will continue as envisioned by all of the stakeholders.”
The new pricing structure would impact about 1 million pounds available to Cameco in 2011 rising to 3 million pounds in 2013. Of these amounts, approximately 0.4 million annually would be priced at $60 (US) per pound escalated by inflation. The remaining affected quantities would be priced relative to the average uranium spot price on a graduated scale that takes effect at $30 (US) escalated by inflation. More detailed information on how this is calculated is available on Cameco’s website.

Cameco and its two partners (AREVA and Nukem) entered into the commercial agreement with Tenex to purchase uranium derived from dismantled Russian weapons in 1999. The commercial agreement was subsequently amended in 2001 and 2004. This commercial agreement falls under the umbrella of the United States-Russia government-to-government agreement to convert highly enriched uranium from dismantled Russian nuclear weapons into fuel for nuclear power plants (the HEU agreement).
The agreements, including the commercial agreement, that implement the HEU agreement presently supply a significant portion of the US enrichment, uranium and conversion services requirements. As a result of these agreements, a quantity of highly enriched uranium equivalent to more than 13,000 nuclear warheads has been recycled to fuel electricity generation.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Forward-looking statement
Statements contained in this news release regarding the new pricing structure for the period 2011 to 2013 are forward-looking information or statements that involve risks, uncertainties and other factors that could cause actual results to differ materially. These forward-looking statements are based upon the assumption of a $60 (US) per pound uranium spot price, escalated by inflation commencing in 2008 at a fixed annual rate of 2.5%, and are subject to the risk that actual spot prices may vary significantly. The statements regarding the new pricing structure are presented for the purpose of assisting Cameco’s shareholders in understanding the impact of the changes to the agreement based on an assumed $60 (US) per pound uranium spot price which has been escalated by inflation at an annual rate of 2.5%, and may not be appropriate for other purposes.
- End -

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

4